					Exhibit 99(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,					September 30,

	2000	2001	2002	2003	2004	2005

Fixed charges, as defined:
Total Interest	$118,519	$138,018	$76,639	$64,620	$58,928	$55,650
Interest applicable to rentals	5,753	4,458	3,250	3,793	3,426	3,070

Total fixed charges, as defined	$124,272	$142,476	$79,889	$68,413	$62,354	$58,720

Earnings as defined:
Net Income	$93,745	$116,355	$103,352	$106,003	$105,948	107,321
Add:
Provision for income taxes:
Total	81,263	43,761	76,177	75,845	78,013	75,325
Fixed charges as above	124,272	142,476	79,889	68,413	62,354	58,720

Total earnings, as defined	$299,280	$302,592	$259,418	$250,261	$246,315	$241,366

Ratio of earnings to fixed charges, as defined	2.41	2.12	3.25	3.66	3.95	4.11